SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS, S.A.
Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: 395,099,775 Euros
Registered in the Commercial Registry Office of Lisbon
and Corporation no. 503 215 058

Portugal Telecom General Shareholders’ Meeting

Lisbon, Portugal, March 2, 2007 – Portugal Telecom announces that its General Shareholders’ Meeting was held today.

The third item of the agenda related to the removal of the voting limitation in the bylaws of the Company the approval of which was a condition of the Tender Offer launched by Sonaecom, SGPS, S.A. and/or Sonaecom, B.V. (“Sonaecom”) was rejected by the majority of the votes cast at the General Meeting.

Thus, and in accordance with the understanding of the Portuguese Securities Commission (“CMVM”), the tender offer launched by Sonaecom over Portugal Telecom, as well as the offer launched over PT – Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., and their effects have lapsed.

The proposal related to the fourth item of the agenda concerning the authorisation for Sonaecom to hold ordinary shares representing more than 10% of the Company’s share capital was not submitted to discussion and voting at the General Meeting, as it was subject to the success of the Offer.

On this General Meeting, the proposals for the first and second items on the agenda were also discussed and were approved as follows:

  Election of the Vice-Chairman of the General Meeting of Shareholders, Mr. Daniel Proença de Carvalho, and of the Secretary of the General Meeting of Shareholders, Mr. Francisco Manuel Leal Barona, to complete the 2006/2008 term of office, following the termination of the office of the former holders of these positions.

  Ratification of the appointment of the Director Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos to complete the 2006/2008 term of office.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the amendments thereto, which were  filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as they contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.